Klarna accelerates U.S. growth and delivers $1bn revenue driven by rapid banking service adoption NEW YORK, February 19, 2026 - Klarna, the global digital bank and flexible payments provider, today reported fourth quarter 2025 results that demonstrate accelerating momentum in its evolution from payments network to global digital bank. The company delivered its first billion-dollar revenue quarter, with GMV reaching $38.7 billion, above the top end of the guidance range, while revenue grew 38% to $1.082 billion, also beating guidance. "We've been executing on a clear plan: acquire customers through seamless payments, then deepen those relationships into banking," said Sebastian Siemiatkowski, CEO & Co-Founder of Klarna. “Q4 showed that people want a bank that works for them, not against them. The number of our banking consumers has doubled in the past year, generating more than three times the revenue of our average consumers. Consumers are moving away from predatory revolving credit and we’re building the transparent alternative they deserve.” Q4 2025 Highlights ● Revenue $1.082 billion (+38% YoY, +58% U.S.) – first billion-dollar quarter, above guidance ● GMV $38.7 billion (+32% YoY, +43% U.S.) – above top end of guidance ● 4.2 million active Klarna Card users ● 15.8 million banking consumers, up 101% YoY ● Fair Financing +165% increase in GMV – taking market share from revolving credit ● 118 million active consumers (+28% YoY) and 966,000 merchants (+42% YoY, record 115,000 added in Q4) ● Provisions for credit losses declined to 0.65% of GMV in Q4 from 0.72% in Q3 Banking consumers double with revenue per consumer tripling Klarna's banking consumers, our most engaged consumers who actively use Klarna's financial services beyond payments such as the card, Fair Financing, or savings, grew 101% year-over-year to 15.8 million users, generating $107 in revenue per user compared to $30 of the average consumer. Klarna now has 4.2 million active card users, up 1.9 million quarter-over-quarter. Klarna keeps taking market share with Fair Financing, with growth accelerating from 139% year-over-year in Q3’25 to 165% in Q4’25, reaching 193% in December, as consumers continue to move away from revolving credit cards. The U.S. led Klarna's growth with revenue up 58% year-over-year, accelerating from 51% in Q3. Klarna now serves 29 million U.S. consumers, with 11% of the population having used Klarna in the last 12 months.

Lowered loss rates and AI-led efficiency expand operating leverage While GMV grew by 32%, provisions for credit losses declined from 0.72% of GMV in Q3 to 0.65% in Q4, further demonstrating the strength of our underwriting, refined over more than 20 years and across half a trillion USD in total volume. Klarna continues to transform its cost structure through AI-enabled productivity. Since Q4 2022, revenue has grown 104% while operating expenses declined 8%. Revenue per employee reached $1.24 million, up 3.6 times since 2022 as headcount declined 49% proving that with the right technology and the right talent, you can do more with less. Klarna will publish its full annual financial statements on February 26. Notes Forward-Looking Statements This press release contains forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding our future financial performance, business strategy, growth objectives and market opportunities. Words such as "believe," "expect," "anticipate," "intend," "plan," "will," "may," "could," "estimate," and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied. Forward-looking statements reflect our views as of the date of this release and are based on information currently available to us. We undertake no obligation to update any forward-looking statements, except as required by law. Actual results may differ materially from those anticipated. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our filings with the SEC for a more complete discussion of risks. About Klarna Klarna is a global digital bank and flexible payments provider. With over 118 million global active Klarna users and 3.4 million transactions per day, Klarna’s AI-powered payments and commerce network is empowering people to pay smarter with a mission to be available everywhere for everything. Consumers can pay with Klarna online, in-store and through Apple Pay & Google Pay. More than 966,000 retailers trust Klarna’s innovative solutions to drive growth and loyalty, including Uber, H&M, Saks, Sephora, Macy’s, Ikea, Expedia Group, Nike and Airbnb. Klarna is listed on the New York Stock Exchange (NYSE: KLAR). For more information, visit Klarna.com.